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                         February 14, 2023

       Antonino Ciappina
       Chief Executive Officer
       PARTS iD, Inc.
       1 Corporate Drive, Suite C
       Cranbury, NJ 08512

                                                        Re: PARTS iD, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 6,
2023
                                                            File No. 333-269573

       Dear Antonino Ciappina:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              James M. Fischer